UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002 and 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11846

A. Full title of the Plan:

APTARGROUP, INC. PROFIT

SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APTARGROUP, INC

475 West Terra Cotta Avenue, Suite E

Crystal Lake, Illinois 60014

Telephone: (815) 477-0424

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under of the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and

Administrative Committee of the

AptarGroup, Inc.

Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois

June 20, 2003

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

AT DECEMBER 31, 2002 AND 2001

	2002	2001
Assets:
Investments, at fair value	$51,300,135	$56,924,139
Participant loans	1,907,755	1,933,064
Contributions Receivable:
Participant	216,666	191,846
Employer	63,131	55,517

NET ASSETS AVAILABLE FOR BENEFITS	$53,487,687	$59,104,566

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

2002
Income/ (loss) from investments:
Dividends	$677,538
Interest	145,613
Net depreciation in fair value of assets	(8,713,909)
Contributions:
Participant	4,064,272
Employer	1,372,569
Plan transfer in	28,326

Total Loss	(2,425,591)

Benefits paid to participants	(3,157,032)
Administrative expenses	(34,256)

Total Deductions	(3,191,288)

Net decrease in net assets available for benefits for the period	(5,616,879)
Net assets available for benefits, beginning of the period	59,104,566

Net assets available for benefits, end of the period	$53,487,687

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1—DESCRIPTION OF THE PLAN

The AptarGroup, Inc., Profit Sharing and Savings Plan (the “Plan”), established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following 30 days of service, or a part-time employee who becomes eligible to participate after completion of 1000 hours of service in any consecutive twelve-month period. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 16 percent of earnings (subject to Internal Revenue Code limitations). Participants’ earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

Contributions

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits. The Company matched 50% of Participant contributions up to the first 6% for the years ended December 31, 2002 and 2001.

Fidelity Management Trust Company is the trustee for the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Trustee”), which includes the following investment funds (the “Trust”) available to Participants:

Retirement Government Money Market Fund—Assets included in this fund are invested in U.S. government securities and repurchase agreements for those securities. The goal of this fund is to preserve a level of current income as is consistent with the security of principal and liquidity.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Magellan Fund—Assets included in this fund are primarily invested in common stock and securities convertible into common stock with the intention of seeking capital appreciation.

Managed Income Fund—Assets included in this fund are primarily invested in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. The goal of this fund is to preserve a principal investment while earning interest income.

Growth and Income Fund—Assets included in this fund are normally invested in common stock with a focus on those that pay current dividends and show potential for capital appreciation.

Overseas Fund—The fund normally invests at least 65% of total assets in foreign securities, and invests primarily in common stock. The goal of the fund is to increase the value of investment over the long term through capital growth.

Asset Manager—Assets included in this fund are invested in all basic types of U.S. and foreign investments including, but not limited to: stocks, bonds, and short-term and money market instruments. The goal of this fund is to provide high total return with reduced risk over the long term.

Small Cap Independence Fund—The fund normally invests at least 65% of total assets in securities of companies with small market capitalizations. The fund will normally invest in common stock. The goal of the fund is capital appreciation.

AptarGroup, Inc. Stock Fund—Assets included in this fund are invested in the stock of the employer or its affiliates. Performance of this fund is directly tied to the performance of the company as well as to that of the stock market as a whole.

A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Retirement Government Money Market Fund and Managed Income Fund.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Vesting

Each Participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year of service on a cumulative basis for each year of service with a participating Employer. Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce contributions of the Employer. The amounts of such forfeitures in each of the years ending December 31, 2002 and 2001 were $37,570 and $31,048, respectively. Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in services as defined by the Plan agreement.

Further information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description, which is available from the Plan Administrator.

Participant Loans

The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the Participant’s vested account balance or $50,000. Each Participant loan is evidenced by a note and is considered an investment to that Participant’s respective account. Each Participant note carries an interest rate equal to the prime rate plus one percent (at December 31, 2002 and 2001 interest rates on outstanding notes ranged from 5.25% to 5.75% and 6.0% to 10.5%, respectively) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments

All investments are stated at current market prices in actively traded markets.

Participant loans are valued at cost, which approximates fair market value.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Contributions

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Plan Transfers

During 2002, net assets in the amount of $28,326 were transferred to the Plan as a result of the employee rollover provision of the plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

Security Transactions and Investment Income

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation or depreciation consists of realized and unrealized gains and losses. Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis. Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.

Reconciliation of Financial Statements to Form 5500

The Plan follows the method of reporting benefit payment obligations proscribed by the American Institute of Certified Public Accounts (AICPA) in its guidance for accounting and disclosure by benefit plan. Based on this accounting method, Participant distributions payable at the year-end are not presented as a liability in the Statement of Net Assets for Plan Benefits. This treatment may result in a difference between benefit payments in the Plan’s form 5500 and

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

the benefit payments reported in the financial statements. There were no benefit obligations payable at December 31, 2002 or 2001.

Trustee and Administrative Expenses

Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Company, except for non-discrimination testing fees, which are paid by the Trustee, and loan service fees, which are paid by the Participants.

NOTE 3—RELATED PARTY TRANSACTIONS

Related party transactions consisted of loans made to Participants and investments in the AptarGroup Stock Fund. Additionally, certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity for the trustee and investment management services amounted to $3,711 and $3,535 for the years ended December 31, 2002 and 2001, respectively. These transactions are not prohibited transactions as defined under of the Employee Retirement Income Security Act of 1974 (“ERISA”).

NOTE 4—FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5—RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE 6—AMENDMENT AND TERMINATION OF PLAN

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan. If a Participant remains an employee of the Company or affiliates following the termination of the Plan, his benefits shall remain in the Trust until his severance from service and then shall be paid to him in accordance with the provisions of the Plan.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. Since the Plan provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant’s account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 7— INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s assets are as follows:

	December 31,
	2002	2001
Money Market Fund—
Fidelity Retirement Government
Money Market Fund	$12,657,119	$12,831,819
Magellan Fund—
Fidelity Magellan Fund Portfolio	16,035,986	20,664,700
AptarGroup Stock Fund—
AptarGroup, Inc. Stock	6,314,073	7,197,157
Growth and Income Fund—
Fidelity Growth and Income	9,494,797	11,372,792
Managed Income Fund—
Fidelity Managed Income	4,058,232	2,407,965

During 2002, the Plan’s investments (bought, sold and held during the year) depreciated in value by $8,713,909. Mutual funds and common stock accounted for $8,015,100 and $698,809 of the depreciation, respectively.

Schedule 4i

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT THE END OF DECEMBER 31, 2002

Identity of Issue	Description of Investment	Fair Value

*Fidelity Retirement Government Money Market Portfolio	Mutual Fund	$12,657,119

*Fidelity Magellan Fund Portfolio	Mutual Fund	16,035,986

*AptarGroup, Inc. Stock	Common Stock	6,314,073

*Fidelity Growth and Income Portfolio #027-0254927262	Mutual Fund	9,494,797

*Fidelity Managed Income Fund	Mutual Fund	4,058,232

*Fidelity Overseas Fund	Mutual Fund	1,048,489

*Fidelity Asset Manager	Mutual Fund	1,201,086

*Fidelity Small Cap Independence	Mutual Fund	490,353

*Participant Loans—Range of interest rates 5.25 – 5.75%	Loan	1,907,755

		$53,207,888

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APTARGROUP, INC.

By:	AptarGroup, Inc., as Plan Administrator

By: /s/ LAWRENCE LOWRIMORE
Lawrence Lowrimore
Vice President-Human Resources

June 27, 2003

INDEX OF EXHIBITS

Exhibit No.	Description

23*	Consent of Independent Accountants.

99.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.